FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For April 2, 2009

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated April 2, 2009; and

2.

Material Change Report dated April 2, 2009 (re: April 2, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  April 2, 2009

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

PETAQUILLA ANNOUNCES WARRANTS TO BE RE-PRICED IN CONNECTION

WITH PREVIOUSLY ISSUED SENIOR SECURED NOTES

Vancouver, BC – April 2, 2009:  Petaquilla Minerals Ltd. (the “Company”) announces that, further to its news release dated March 30, 2009, subject to regulatory acceptance, in connection with a Secured Note Financing that closed in three tranches on May 21, 2008, June 4, 2008 and July 9, 2008, the Company has agreed to reduce the exercise price of 23,836,800 Share Purchase Warrants (the “Warrants”) from CAD $2.30 per share to CAD $0.65 per share provided that under the revised terms, if the common shares of the Company trade at a weighted average trading price of CAD $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

As the financing was closed in three tranches, the expiry dates of the Warrants are May 21, 2013, June 4, 2013 and July 9, 2013.  All other terms of the warrants remain the same and the re-pricing will take effect on April 17, 2009.

The Company confirms that no warrants are held by insiders of the Company.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2009.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

April 2, 2009

Item 3.

News Release

The Company’s news release dated April 2, 2009, was disseminated by Marketwire, Incorporated on April 2, 2009.

Item 4.

Summary of Material Change

The Company announced that effective April 17, 2009, the exercise price of 23,836,800 Share Purchase Warrants will be reduced from CAD $2.30 per share to CAD $0.65 per share and will be subject to the provision that if the common shares of the Company trade at a weighted average trading price of CAD $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated April 2, 2009

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

PETAQUILLA ANNOUNCES WARRANTS TO BE RE-PRICED IN CONNECTION

WITH PREVIOUSLY ISSUED SENIOR SECURED NOTES

Vancouver, BC – April 2, 2009:  Petaquilla Minerals Ltd. (the “Company”) announces that, further to its news release dated March 30, 2009, subject to regulatory acceptance, in connection with a Secured Note Financing that closed in three tranches on May 21, 2008, June 4, 2008 and July 9, 2008, the Company has agreed to reduce the exercise price of 23,836,800 Share Purchase Warrants (the “Warrants”) from CAD $2.30 per share to CAD $0.65 per share provided that under the revised terms, if the common shares of the Company trade at a weighted average trading price of CAD $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

As the financing was closed in three tranches, the expiry dates of the Warrants are May 21, 2013, June 4, 2013 and July 9, 2013.  All other terms of the warrants remain the same and the re-pricing will take effect on April 17, 2009.

The Company confirms that no warrants are held by insiders of the Company.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2009.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.